UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 90692 / December 16, 2020

ADMINISTRATIVE PROCEEDING
File No. 3-19841

In the Matter of **Santa Fe Gold Corporation and** **Revolution Lighting Technologies, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO SANTA FE GOLD CORPORATION**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Santa Fe Gold Corporation ("SFEG" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 29, 2020, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Santa Fe Gold Corporation ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   SFEG (CIK No. 851726) is a void Delaware corporation located in Albuquerque, New Mexico with a class of securities registered with the Commission under Exchange Act Section 12(g). On August 26, 2015, SFEG filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was closed on June 30, 2016. As of June 25, 2020, the common stock of SFEG (symbol SFEG) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets Inc., had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

      2.   As of June 29, 2020, SFEG had failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it had not filed any periodic reports with the Commission since the period ended June 30, 2017.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked. The revocation is effective as of December 17, 2020.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

                                  Vanessa A. Countryman
                                  Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.